UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 14, 2020, regarding the change in the percentage ownership of Natura &Co Holding S.A by Westwood Global Investments, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: January 14, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 14, 2020, regarding the change in the percentage ownership of Natura &Co Holding S.A by Westwood Global Investments, LLC.

NATURA &CO HOLDING S.A.

National Register of Legal	Publicly-Held Company	State Registration Number
Entities of the Ministry of		(NIRE) 35.3.0053158-2
Economy (CNPJ/ME) No.
32.785.497/0001-97

NOTICE TO THE MARKET

Natura &Co Holding S.A. (NTCO3) (“Natura &Co or Company”) hereby informs its shareholders and the market, pursuant to the provisions of Article 12 of CVM, Instruction nº 358/2022, that it has received on January 14, 2020 the attached letter from Westwood Global Investments, LLC (“Westwood”), informing a change in the percentage ownership of the Company as a result of the Natura Cosméticos S.A. and the Company’s recent reorganization and merger process. Westwood confirmed that it holds in aggregated form, 49,617,226 common shares, nominative and without par value, that represented 5.73% of Natura Cosméticos S.A. total shares, and now represents approximately 4.17% of Natura& Co’s total shares.

São Paulo, January 14, 2020.

José Antonio de Almeida Filippo

Chief Financial and Investor Relations Officer

January 14, 2020

To

Natura&Co Holding S.A.

Av. Alexandre Colares, 1188, sala A17, Bloco A

Sao Paulo, SP - 05106-000

Brazil

Attn.:	Mr. Jose Antonio de Almeida Filippo Investor Relations Officer

Re:	Change of equity interest

Dear Mr. Jose Filippo,

Westwood Global Investments, LLC, with headquarters at the One Financial Center, Suite 1620, Boston, MA, 02111, United States of America ("Westwood"), for purposes of compliance with Section 12 of CVM Rule 358/02, as amended, here by informs Natura&Co Holding S.A. ("Company" ) that became aware on this date that, as a result of the reorganization and merger recently concluded between the Company and Natura Cosmeticos S.A., our equity interest in the Company has been diluted and reduced, and is currently below the 5% threshold, as established by the CVM Rule 358/02.

Westwood had 49,617,226 common shares, representing 5.73% of the 865,818,140 common shares outstanding of Natura Cosmeticos S.A. prior to the reorganization and merger, and currently has 49,564,526 common shares, representing 4.17% of the 1,187,490,208 common shares outstanding of the Company.

Westwood informs that its equity interest in the Company is held for investment purposes exclusively, with no intention to change the control or influence the management structure.

Kind regards,

/s/ Meg Reynolds

Westwood Global Investments, LLC
By: Meg Reynolds
Title: Principal